ELECTRAMECCANICA VEHICLES CORP.
102 East 1st Avenue, Vancouver, British Columbia, Canada, V5T 1A4
Telephone: (604) 428-7656 and Email: info@electrameccanica.com

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of shareholders (the “Shareholders”) of Electrameccanica Vehicles Corp. (the “Company”) will be held at Science World, located at 1455 Quebec Street, Vancouver, British Columbia, Canada, on Thursday, the 14th day of September, 2017, at the hour of 6:00 p.m. (PST), for the following purposes:

1.	to receive the financial statements of the Company for the financial year ended December 31, 2016 (the “Financial Statements”);

2.	to ratify and appoint Dale Matheson Carr-Hilton LaBonte LLP, Chartered Professional Accountants, as auditors of the Company and to authorize the directors to fix their remuneration; and

3.	to elect directors of the Company for the ensuing year.

Specific details of the above items of business are contained in the Information Circular that accompanies this Notice of Meeting (“Notice”). The Meeting will also consider any permitted amendment to or variation of any matter identified in this Notice and will transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

Unregistered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form and in the Information Circular to ensure that their shares will be voted at the Meeting. If you hold your shares in a brokerage account you are an unregistered (beneficial) shareholder.

Dated at Vancouver, British Columbia, Canada, on this 16th day of August, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

“Jerry Kroll”

Jerry Kroll
President and Chief Executive Officer

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